# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ridgepost Capital, Inc., CIK 0001841968
CUSIP: 69376K106
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2699 Howell Street, Suite 1000, Dallas, Texas (TX), 75204
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001888753

## Reporting persons
- MAW Management Co.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); shared voting power 1,046,980; sole dispositive power 104,698; aggregate amount beneficially owned 104,698 (0.1% of the class)
  Comment: Note to Row 6: Beneficial ownership consists of Class B Common Stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  This figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  Note to Row 11: Represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934 (the "Act"), based on the number of Class A common stock reported outstanding by the Issuer on November 07, 2025.
- TrueBridge Colonial Fund, U/A dated 11/15/2015: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); shared voting power 54,623,003; sole dispositive power 7,673,189; aggregate amount beneficially owned 7,673,189 (9.23% of the class)
  Comment: Note to Row 6: Beneficial ownership consists of both Class A Common Stock and Class B Common Stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  This figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  Note to Rows 6, 7 and 9: Includes 1,181,313 shares of Class A Common Stock held by Team Ascent LLC, which is wholly-owned by the Reporting Person.
  
  Note to Row 11: Represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the number of Class A common stock reported outstanding by the Issuer on November 07, 2025.
- The Mel Williams Irrevocable Trust u/a/d August 12, 2015: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); shared voting power 46,967,555; sole dispositive power 8,313,851; aggregate amount beneficially owned 8,313,851 (10.1% of the class)
  Comment: Note to Row 6: Beneficial ownership consists of Class A Common Stock and Class B Common Stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  This figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  Note to Row 11: Represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the number of Class A common stock reported outstanding by the Issuer on November 07, 2025.
- Edwin A. Poston Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); shared voting power 521,664; sole dispositive power 521,664; aggregate amount beneficially owned 521,664 (0.7% of the class)
  Comment: Note to Row 11: Represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the number of Class A common stock reported outstanding by the Issuer on November 07, 2025.
- Edwin A. Poston: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: North Carolina (NC); sole voting power 55,205,169; sole dispositive power 8,255,355; aggregate amount beneficially owned 8,255,355 (9.9% of the class)
  Comment: Note to Row 5: Beneficial ownership consists of Class A Common Stock and Class B Common Stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  This figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  Note to Rows 5, 7 and 9: This amount includes shares of the Issuer held (i) directly and indirectly by TrueBridge Colonial Fund, U/A dated 11/15/2015 and (ii) Edwin A. Poston Revocable Trust.
  
  Note to Row 11: Represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the number of Class A common stock reported outstanding by the Issuer on November 07, 2025.
- Mel Williams: type of reporting person: individual (IN); citizenship or place of organization: North Carolina (NC); sole voting power 48,143,571; sole dispositive power 8,547,585; aggregate amount beneficially owned 8,547,585 (10.4% of the class)
  Comment: Note to Row 5: Beneficial ownership consists of Class A Common Stock and Class B Common Stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  This figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  Note to Row 5, 7 and 9: Includes shares of the Issuer held by (i) MAW Management Co. and (ii) The Mel Williams Irrevocable Trust u/a/d August 12, 2015.
  
  Note to Row 11: Represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the number of Class A common stock reported outstanding by the Issuer on November 07, 2025.

## Item 1. Issuer
Name of issuer: Ridgepost Capital, Inc.
Address of issuer's principal executive offices: The Issuer's principal executive offices are located at: 2699 Howell Street, Suite 1000, Dallas, TX. 75204

## Item 2. Person Filing
Citizenship: This statement is filed by: (i) MAW Management Co., a Delaware corporation ("MAW Management"); (ii) TrueBridge Colonial Fund U/A, dated 11/15/2015, an irrevocable trust governed by the laws of Delaware (the "Colonial Fund"); (iii) The Mel Williams Irrevocable Trust u/a/d August 12, 2015, an irrevocable trust governed by the laws of Nevada (the "Mel Trust"); (iv) Edwin A. Poston Revocable Trust, a revocable trust governed by the laws of North Carolina (the "Edwin Trust"); (v) TrueBridge Ascent LLC, formerly a Delaware limited liability company ("TrueBridge Ascent"); (vi) Edwin A. Poston, a United States citizen ("Mr. Poston"); and (vii) Mel Williams, a United States citizen ("Mr. Williams"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The address of the principal business office of each of the Reporting Persons is c/o Ridgepost Capital, Inc., 2699 Howell Street, Suite 1000, Dallas, TX.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MAW Management is the direct beneficial holder of 104,698 shares of Class B Common Stock. The holders of Class B Common Stock may elect to convert on a one-for-one basis into Class A Common Stock at any time. Mr. Williams, as the president of MAW Management, may be deemed to beneficially own the shares of Class B Common Stock owned directly by MAW Management.

The Colonial Fund is the direct beneficial holder of 1,181,313 shares of Class A Common Stock, the indirect beneficial holder of 1,275,230 shares of Class A Common Stock through Team Ascent LLC, which the Colonial Fund wholly owns, and the direct beneficial holder of 5,216,646 shares of Class B Common Stock. The holders of Class B Common Stock may elect to convert on a one-for-one basis into Class A Common Stock at any time. Mr. Poston, as a beneficiary of the TrueBridge Fund, may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock beneficially owned by the TrueBridge Fund.

The Mel Trust is the direct beneficial holder of 4,018,995 shares of Class A Common Stock and 4,294,856 shares of Class B Common Stock. The holders of Class B Common Stock may elect to convert on a one-for-one basis into Class A Common Stock at any time. Mr. Williams, as a beneficiary of the Mel Trust, may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock owned directly by the Mel Trust.

The Edwin Trust is the direct beneficial holder of 521,664 shares of Class A Common Stock. Mr. Poston, as the sole trustee of the Edwin Trust, may be deemed to beneficially own the shares of Class A Common Stock owned directly by the Edwin Trust.

TrueBridge Ascent LLC, previously jointly filed with the Reporting Persons, but was dissolved on December 23, 2025. The shares of the Issuer held by the Reporting Person at the time of dissolution were distributed to the MAW Management Co. (who in turn transferred the shares of the Issuer to Mr. Williams) and the Colonial Fund.

Mr. Poston is the direct beneficial holder of 60,502 shares of Class A common stock.

Mr. Williams is the direct beneficial holder of 129,036 shares of Class A common stock.
Percent of class:
The following percentages are based on (i) the number of shares that may be deemed to be beneficially owned by the Reporting Persons as of December 31, 2025, and (ii) the number of shares of Class A common stock deemed outstanding (77,914,619 shares) by the Issuer on November 07, 2025.

As of the close of business on December 31, 2025, Mr. Poston beneficially owned approximately 9.9% of the outstanding shares of Class A Common Stock.

As of the close of business on December 31, 2025, Mr. Williams beneficially owned approximately 10.4% of the outstanding shares of Class A Common Stock.
Sole power to vote or to direct the vote: See row 5 of the cover pages
Shared power to vote or to direct the vote: See row 6 of the cover pages
Sole power to dispose or to direct the disposition: See row 7 of the cover pages
Shared power to dispose or to direct the disposition: See row 8 of the cover pages

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group:
This Amendment is being filed to report the dissolution of the group previously reported under Section 13(d). The group was dissolved on December 23, 2025. The Reporting Persons are no longer acting as a group for purposes of Rule 13d-5(b) under the Securities Exchange Act of 1934.

Each Reporting Person disclaims membership in any such group and disclaims beneficial ownership of any shares of the Issuer's securities other than those reported herein as directly or beneficially owned by such Reporting Person. Mr. Poston and Mr. Williams will continue to file in their individual capacities with respect to all shares of the Issuer beneficially owned by each such individual.

## Item 10. Certifications
Not applicable.

## Signatures
- MAW Management Co.: /s/ Mel Williams, By: Mel Williams, President (02/13/2026)
- TrueBridge Colonial Fund, U/A dated 11/15/2015: /s/Megan A. Rosini, By: JTC Trust Company (DE) Ltd., Its: Trustee (02/13/2026)
- TrueBridge Colonial Fund, U/A dated 11/15/2015: /s/Megan A. Rosini, By: Megan A. Rosini, Senior Trust Officer (02/13/2026)
- The Mel Williams Irrevocable Trust u/a/d August 12, 2015: /s/ Jacqui Miller, By: Alliance Trust Company, Its: Trustee (02/13/2026)
- The Mel Williams Irrevocable Trust u/a/d August 12, 2015: /s/ Jacqui Miller, By: Jacqui Miller, Senior Trust Officer (02/13/2026)
- Edwin A. Poston Revocable Trust: /s/ Edwin Poston, By: Edwin Poston, Trustee (02/13/2026)
- Edwin A. Poston: /s/ Edwin Poston, Edwin Poston (02/13/2026)
- Mel Williams: /s/ Mel Williams, Mel Williams (02/13/2026)